Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

April 15, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John M. Ganley, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

          Thank you for your telephonic comments received on February 15, 2011 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors China ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2010. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

          PROSPECTUS

Comment 1.

Please delete the material on the cover page of the statutory prospectus that is not required or permitted by Form N-1A, or please explain how the material following the portion of the sentence “An investment in the Fund involves a significant degree of risk” and the footnote concerning the CSI 300 Index is consistent with the instruction to Item 1(a).

Response 1.

The Instruction to Item 1(a) of Form N-1A provides that a “Fund may include… any additional information, subject to the requirement set out in General Instruction C.3(b).” That instruction states that a “Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required,” provided such information “is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” The referenced material is not incomplete, inaccurate, or misleading and does not obscure or impede understanding of the information that is required to be included on the cover page. Moreover, we think it is important to highlight upfront the risks associated with the Fund. Therefore, we believe the disclosure is consistent with the Instruction to Item 1(a).

Comment 2.	In the “Fund Fees and Expenses” table, please move the line item “Shareholder Fees” above the “Annual Fund Operating Expenses” heading, per Item 3 of Form N-1A.

	Response 2.	The disclosure has been revised accordingly.

Comment 3.

Under the “Principal Investment Strategies” section, please explain how the Fund’s 80% policy, which states that it can be satisfied by “investments that have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise its benchmark index,” is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”). In your response, also address how swaps and other derivatives involve counterparty risk, which is in addition to the risks associated with investing directly in the A-share market.

Response 3.

We believe the Fund’s 80% policy is consistent with Rule 35d-1 under the 1940 Act. The release adopting Rule 35d-1 states that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or the risks of those investments.[1] In this regard, Release 24828 states that in appropriate circumstances, funds may include synthetic instruments in the 80% basket if they have economic characteristics similar to the securities included in that basket.[2] Consistent with Release 24828, through the use of swaps, the Fund is able to gain economic exposure to securities that comprise the CSI 300 Index (the Fund’s benchmark index) equivalent to that which it would have obtained through investment of 100% of its assets directly in components of the CSI Index. We recognize that because swaps are valued based on their marked to market value rather than notional amount, the percentage of the Fund’s assets represented by swaps, when viewed purely from a balance sheet perspective, is small. Nevertheless, consistent with the intent of the 80% requirement, the Fund’s performance is driven by movement up or down in the components of the CSI 300 Index to the same extent as if it had invested more than 80% of its assets directly in components of the Index. It would be exalting form over substance to focus solely on the balance sheet treatment of the Fund’s assets for purposes of measuring compliance with the 80% requirement. If that were the sole focus, the Fund could be characterized essentially as a money market fund since all of its assets not invested in swaps are invested in cash or cash equivalents.

[1]	See Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) at II.C.1 (“Release 24828”).
[2]	See Release 24828 at n. 13.

Comment 4.	Please explain how issuers incorporated in mainland China are exposed to the economic fortunes and risks of mainland China.

Response 4.

We respectfully acknowledge your comment; however, we believe that being domiciled and primarily listed on an exchange in a particular country is consistent with the Adopting Release for Rule 35d-l under the 1940 Act.[3] In addition, there are numerous instances where this standard is used by other funds whose names indicate an emphasis in certain geographic regions.

Comment 5.	Please explain how counting the notional values of swaps and other derivatives towards the Fund’s 80% policy is consistent with Rule 35d-1 under the 1940 Act, which is phrased in terms of assets.

	Response 5.	See the response to Comment 4, above.

STATEMENT OF ADDITIONAL INFORMATION

Comment 6.	Please revise fundamental investment restriction #8 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund ~~may~~ will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added.)]

Response 6.

We respectfully acknowledge your comment; however, because the Fund is currently operational, it cannot change this fundamental investment restriction without a shareholder vote. Therefore, we respectfully decline to modify the Fund’s disclosure in this regard.

Comment 7.	Please revise the heading in the table under “Board of Trustees of the Trust—Independent Trustees” and “—Interested Trustee” to state “Other Directorships Held By Trustee During Past Five Years.”

	Response 7.	The disclosure has been revised accordingly.

* * * * *

          As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

[3]	See Release 24828 at n. 24 and accompanying text.

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon